September 22, 2010

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:   Catharine Brown

Re: Ya Zhu Silk, Inc., a Nevada corporation (the “Company”)

File No. 333-155486

Request for Withdrawal

Dear Sir or Madam:

Pursuant to the staff’s telephone conversation of September 21, 2010, with counsel to the Company, the Company hereby requests the immediate withdrawal of its letter to the Securities and Exchange Commission, dated September 20, 2010, requesting that effectiveness of the Company’s Registration Statement on Form S-1, File No. 333-155486 (the “Registration Statement”) be accelerated.  The Company will file another letter requesting acceleration of the Registration Statement immediately following the filing of this letter.

Respectfully submitted,

YA ZHU SILK, INC.

By:       /s/    Ya Zhu

                                                                   Name:  Ya Zhu

  Title:  President

Ya Zhu Silk Inc.

www.yazhusilk.com

info@yazhusilk.com

Phone (775) 284-3710